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                           April 30, 2021

       Paul Adler
       Chief Financial Officer and President
       Global Diversified Marketing Group Inc.
       4042 Austin Boulevard, Suite B
       Island Park, New York 11558

                                                        Re: Global Diversified
Marketing Group Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 27,
2021
                                                            File No. 333-255532

       Dear Mr. Adler:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Beverly
Singleton at (202) 551-3328 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing